AB 3/20

*AB 3/8

[redacted]

12013104

UI
SECURITIES AN
Washi

SEC
Mail Processing
Section

FEB 29 2012

Washington, DC
125

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66871

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Block Orders Execution, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

450 7th Avenue, Suite 2509
(No. and Street)

New York	NY	10123
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marc H. Stoltz — (516) 222-9111
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP

(Name – *if individual, state last, first, middle name*)

5251 S. Quebec Street, Suite 200	Greenwood Village	CO	80111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Rick Goldenberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Block Orders Execution, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

02/23/2012

Notary Public

NANCY CAMARGO
Notary Public - State of New York
NO. 01CA6185216
Qualified in New York County
My Commission Expires 04/14/2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BLOCK ORDERS EXECUTION, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS

BLOCK ORDERS EXECUTION, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**.

BLOCK ORDERS EXECUTION, LLC

TABLE OF CONTENTS

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Member of
Block Orders Execution, LLC

We have audited the accompanying statement of financial condition of Block Orders Execution, LLC as of December 31, 2011. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Block Orders Execution, LLC as of December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 15, 2012

BLOCK ORDERS EXECUTION, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS		
Cash	$	285,415
Fees receivable		302,496
Equipment at cost,		
Net of accumulated depreciation of $7,376		47,000
Other assets		18,127
Total assets	**$**	**653,038**
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES:		
Accrued expenses	$	64,077
Due to affiliate (Note 3)		13,000
Total liabilities		77,077
COMMITMENTS AND CONTINGENCIES (Notes 3 and 4)		
MEMBER'S EQUITY (Note 2)		575,961
Total liabilities and member's equity	**$**	**653,038**

The accompanying notes are an integral part of this statement.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Block Orders Execution, LLC (the "Company") was organized on September 11, 2004 under the laws of the State of Delaware. The Company is a registered broker dealer and pursuant to section 15(b) of the Securities Exchange Act of 1934. The Company transacts its business with institutional customers located throughout the United States. On October 5, 2005, the Company became a member of the Financial Industry Regulatory Authority ("FINRA"). The Company focuses on servicing and supporting its trading software Liquidity Book.

As the Company does not hold customer securities or perform custodial functions relating to customer accounts, it is therefore exempt from the possession and control requirements of Rule 15c3-3 under 15c3-3(k)(2)(i).

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which is primarily five years.

Income Taxes

The Company is treated as a partnership for federal income tax purposes. Consequently, the Company is not subject to federal and state income taxes. The member is liable for its distributive share of the Company's income and losses. However, the Company is subject to New York City Unincorporated Business Tax.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2008. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2011.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Revenue Recognition

The Company's main source of revenue is generated through an unrelated entity. The Company receives a fee for customers that it has referred to the unrelated entity. Revenue is recognized as earned.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2011, the Company had net capital and net capital requirements of $208,338 and $5,139, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.37 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3- MANAGEMENT AGREEMENT

The Company has entered into an expense sharing agreement with a related entity in which the Company will utilize the services of the related entity in exchange for a monthly payment of $13,000. The agreement provides the Company will receive certain administrative functions, including office and secretarial services, accounting oversight, use of office facilities and equipment, health insurance and related employee benefits, insurance and other indirect expenses of operations. For the year ended December 31, 2011, the Company paid the related entity $156,000 in management fees.

NOTE 4 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES

The Company's financial instruments, including cash, fees receivable, other assets, accrued expenses and due to affiliate are carried at amounts which approximate fair value due to the short-term nature of those instruments.

NOTE 4 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES (concluded)

The Company has deposits in banks in excess of the FDIC insured amount of $250,000. At December 31, 2011, the Company had $35,415 in excess of this requirement which is subject to loss should the bank cease operations.

NOTE 5- SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date that the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

BLUEROCK CAPITAL MARKETS, LLC

FINANCIAL STATEMENTS

FOR THE YEAR ENDED

DECEMBER 31, 2011

BLUEROCK CAPITAL MARKETS, LLC

FINANCIAL STATEMENTS

FOR THE YEAR ENDED

DECEMBER 31, 2011